SNIPP INTERACTIVE INC.

SNIPP LAUNCHES A RECORD 21 NEW PROGRAMS IN THE PAST MONTH

June 18th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), (TSX.V:SPN) an international provider of mobile marketing solutions announced today the launch of twenty-one new programs over the past month, a new record.

The 21 programs were launched for nine unique clients (agencies and brands), five of whom were existing Snipp customers. Of the twenty-one programs launched, seven were for brands that have utilized Snipp services before.

David Hargreaves, Chief Client Officer of Snipp, said, “We are extremely pleased with this new record number of campaigns we launched this month. These programs span multiple industries and validate our capabilities across product categories. We’re also thrilled to include a program launched by Hip Digital, the digital rewards provider we recently acquired. We closed the transaction a week ago and they have already started adding value!”

Below are brief descriptions of the campaigns. For contractual and competitive reasons, Snipp does not disclose the names of some of its clients on public releases.

Food and Beverage Movie Promotion. This is the first rewards promotion since Snipp’s acquisition of Hip Digital last week. A leading beverage brand is running a movie promotion where consumers can collect codes from specifically marked bottles and cans of the soda brand at participating retailers to win movie tickets for a soon to be released movie. The codes can be entered online through a link on the brand website that takes them to a reward microsite hosted by Hip Digital. See more here: http://bit.ly/1KWuOts

Large CPG Loyalty Program. One of the world’s largest food companies and a member of the Fortune 500 is using Snipp’s receipt processing solution as a replacement to its current code-on-pack redemption mechanism for its loyalty program. The program is one of the largest CPG loyalty programs in the world. Instead of finding and entering in the code for each qualifying product, consumers can simply take a photo of their entire receipt. SnippCheck will scan the receipt, identify all qualifying items and the consumer will have their points automatically credited into their loyalty account.

Selfie Promotion for Mobile Loyalty Network. A leading mobile loyalty network and existing Snipp client has launched a campaign for a leading charcoal brand. Ads displayed across the company’s network direct consumers to a Snipp-enabled promotional microsite. In a unique twist, consumers are required to take a selfie of themselves with the qualifying product in order to earn loyalty points. SnippCheck is handling the image validation required for this particular campaign.

A large marketing promotions firm and existing Snipp partner has launched two programs on the Snipp platform this past month.

CPG Promotion and Sweepstakes. To drive an increase in basket size for a leading toothpaste brand, the company is running a promotion where consumers can purchase participating products and submit their receipt by text, email or web upload. Post validation of their receipts by SnippCheck, the consumer gets a chance to ‘play’ to win a prize instantly and receive an entry into the Grand Prize sweepstakes. See more here: http://bit.ly/1GLy8pK

Summer Sweepstakes for Alcoholic Beverage Brand. Consumers can text a keyword to receive a link to an age-gated web page, where they can then register to be entered into the sweepstakes to win one of 30 gift cards. Snipp’s Snipp2U messaging solution is being used to power the entire promotion including the age-gate. See more here: http://bit.ly/1INxebF

Coupon Program for Health & Wellness Brand. A Fortune 500 multinational pharmaceutical and consumer healthcare company is running a loyalty program on the Snipp platform for its brand of nicotine patches. Snipp has an existing two-year Master Services Agreement with the company. For this promotion, consumers who purchase any participating products in one transaction can send in a their receipt and receive a link to a $10 coupon on their next purchase once their purchase has been validated. Consumers can continue to buy and redeem up to three times during the promotion period. See more here: http://bit.ly/1JScYIR

A marketing communication solutions agency and Snipp partner has launched two magazine offer programs leveraging SnippCheck. SnippCheck is processing and validating all receipts for these promotions.

CPG Retailer-Specific Magazine Promotion. One of the leading brands of teeth whitening products is running a promotion where consumers can purchase any brand product at three specific retailers and send in a picture of their receipt to receive a free one-year subscription to a leading fashion magazine. See more here: http://bit.ly/1JW6Iyd

Retailer-Specific Magazine Promotion and Sweepstakes for Health & Wellness Brand. A leading brand for the treatment of frequent heartburn is running a promotion where consumers who purchase any brand product at a specific retailer can send in a picture of their receipt to receive a one-year subscription to an auto magazine and an entry in to a sweepstakes promotion. See more here: http://bit.ly/1Fl0B01

Retailer-Specific Music Download Promotion for Male Grooming Brand. A marketing activation company has put together a promotion for one of its clients on the SnippCheck receipt-processing platform. Consumers who purchase any qualifying product at a leading retail chain can submit a picture of their receipt via text or web upload. Post validation, Snipp sends out a unique music reward code for redemption to the consumer. See more here: http://bit.ly/1Le8bBZ

Gift with Purchase Promotion for Dietary Supplement. A large fiber supplement brand is running a promotion where consumers who purchase qualifying products at a leading retailer can send in their receipts to receive a $5 retailer eGift Card code via text.

National Movie Offer for Men’s Razor Brand. A men’s razor brand has launched a program with Snipp where consumers who buy any two participating products in a single transaction can send in a picture of their receipt to get a free movie certificate for 2 admissions of up to $20 total value.

Food Company Movie promotion. A leading American food company has launched a promotion on the Snipp platform where consumers who purchase any qualifying product receive a code for a $13 print-at-home movie certificate to see an upcoming fantasy film. A leading coupon site and existing Snipp client has launched nine offers this past month through its API integration with the SnippCheck receipt processing solution. While two of the offers are only available via the client’s app, for the first time the seven other programs were launched across the company’s desktop site and publicized via their email distribution list.

Beauty Products Retailer Cash Back Offer. Consumers get $5 cash back in the form of a PayPal credit when they spend $50 or more in-store at this retailer. This promo has two submission methods, via the app and web upload.

Sporting Goods Retailer Cash Back Offer. Similar to the program above, consumers who spend $50 at the retailer and submit their receipt will receive $5 cash back in the form of PayPal credit.

The same coupon site has also launched 7 E-Receipt Digital Rebate Programs in a single day with Snipp. All seven participating retailers have differing levels of spend required to qualify for the $5 cash back reward. In a first with this client, SnippCheck is being used to validate purchases made only at the online stores for each of the participating retailers. Unlike previous programs, the client is publicizing these offers on its desktop site and through its email distribution list and expects to see significantly greater participating volumes than it has in the past.

Please visit http://home.snipp.com/clients/ for more Snipp programs and to view the all-new

Snipp website.

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

FOR FURTHER INFORMATION PLEASE CONTACT:

Press Inquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.